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jcummins@sidley.com (212) 839-5374	FOUNDED 1866

October 31, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Duc Dang, Special Counsel

Kristi Marrone, Staff Accountant

Daniel Gordon, Accounting Branch Chief

Rochelle Plesset, Division of Investment Management

Folake Ayoola, Attorney Advisor

Re:                             Starwood Waypoint Residential Trust (formerly Starwood Residential Properties Trust)
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted August 12, 2013
CIK No. 0001579471

Ladies and Gentlemen:

Starwood Waypoint Residential Trust (formerly Starwood Residential Properties Trust) (the “Company”) has today filed with the U.S. Securities and Exchange Commission (the “Commission”) its Registration Statement on Form 10 (the “Registration Statement”).  On behalf of the Company, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) in a letter dated September 4, 2013 from Mr. Duc Dang, Special Counsel relating to the above-referenced Amendment No. 1 to the Company’s Draft Registration Statement on Form S-11 submitted to the Commission on August 12, 2013 (the “Amended DRS”).  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  We will also provide courtesy copies of the Registration Statement, as filed and marked with the changes from the Amended DRS.

General

1.                                      With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

Response:  We have had a telephone conversation with Ms. Rochelle Plesset in the Division of Investment Management, and the Company has added disclosure on pages 25, 82-83 and 252-253 in response to her comments.

Our Company, page 1

2.                                      We note that you have acquired 1,828 owned homes and homes underlying distressed and non-performing residential mortgage loans during the period from April 1, 2013 to July 31, 2013. Please tell us what consideration you gave to including financial statements in accordance with Rule 3-14 of Regulation S-X for these and any subsequent acquisitions through the date of your response.

Response:  For the period from April 1, 2013 to the date of this response, the Company had no individual acquisitions that meet the financial requirements of Rule 3-14.  Additionally, the Company advises the Staff that, for the period from January 1, 2013 through August 31, 2013 (the latest date the Company has information relating to whether a home was subject to a lease), the Company had acquired 3,998 homes. Of the homes acquired during this period, 3,874, or approximately 97.1%, were not subject to a lease (for at least three months prior to the acquisition) at the time of acquisition. With respect to the 114 homes, or approximately 2.9%, acquired or under contract subject to leases (for at least three months prior to the acquisition) at the time of acquisition as of August 31, 2013, the aggregate purchase price for these homes is less than 7.9% of the total cost of the Company’s total assets as of December 31, 2012. However, if the Company continues to acquire homes at the pace it did through August 31, 2013, it is likely that the aggregate purchase price of the Company’s acquisitions (since January 1, 2013) of homes subject to leases will, at some point during 2013, exceed 10% of the Company’s total assets as of December 31, 2012.  We would appreciate an opportunity to discuss this matter with the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

Property Management Companies, page 95

3.                                      We note your response to comment 14. Please clarify your basis that you would be able to obtain reduced property management expenses as a result of larger scale.

Response:  The Company has added disclosure on page 109 in response to the Staff’s comment.

Results of Operations, page 97

4.                                      We note your response to comment 17. Please tell us if you would be able to provide a discussion of your property net operating income or other disclosure so that investors can understand your operating margins in your next amendment.

Response:  The Company has added disclosure on pages 113-114 in response to the Staff’s comment.

Cash Flows, page 100

5.                                      We note your response to comment 19 and the revised disclosure on page 100. As previously requested, please break down the amount spent on home renovations between renovations on new acquisitions and renovations on properties already leased. In that regard, we refer to your response to comment 21 in which you state that “virtually all of the homes go through a renovation process (to varying degrees) either at acquisition if the home is vacant, or, if occupied, after the lease expired.”

Response:  The Company has added disclosure on page 115 in response to the Staff’s comment.

Our Portfolio, page 174

6.                                      We note your responses to comments 3 and 4 and the revised table on page 175. Please provide a separate table to illustrate your leasing experience. The additional table should disclose your total properties in each market, total properties that are rent ready/renovated, and the percentage of rent ready properties that are leased/occupied. You may include your rental rate and 180 days owned disclosure in this table.

Response:  The Company has added disclosure on pages 15 and 226-227 in response to the Staff’s comment.

7.                                      Please incorporate your recent acquisitions into the tables with your next amendment.

Response:  The Company has revised the tables on pages 15 and 226-227 in response to the Staff’s comment by incorporating its recent acquisitions through the most recent quarter end, June 30, 2013.  If applicable, the Company will update the tables with more recent information prior to effectiveness.

Note 2. Summary of Significant Accounting Policies, page F-9

Investments in Real Estate, page F-10

8.                                      We note your response to comment 21 from our letter dated July 19, 2013. We continue to evaluate your position that properties acquired with in-place leases should be accounted for as asset acquisitions.

Response:  The Company appreciates the Staff’s consideration of the Company’s position.  As communicated to the Staff subsequent to the Company’s October 7, 2013 conference call with the Staff, the Company intends to submit a consultation to the Office of Chief Accountant with respect to this matter.  As a result, the Company has prepared its financial statements as of and for the period ended June 30, 2013 in a manner consistent with its prior filings.

*                                         *                                         *                                         *

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Michael A. Gordon at (312) 853-2217.

Very truly yours,

/s/ J. Gerard Cummins

cc:                                Andrew J. Sossen

Michael A. Gordon